EXHIBIT 7.17

MARCH 6, 2012 PRESS RELEASE

MOUNT KELLETT COMMENTS ON BRITISH COLUMBIA SECURITIES
COMMISSION’S DECISION NOT TO PURSUE BAJA MINING’S COMPLAINT

Vancouver, British Columbia, March 6, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”), today announced that the British Columbia Securities Commission ("BCSC") has decided not to pursue the complaint filed on February 23, 2012, by Baja Mining Corp. (TSX:BAJ) (OTCQX: BAJFF) (“Baja”) against Mount Kellett, citing insufficient evidence.

“We are pleased that the BC Securities Commission has recognized the meritless nature of Baja’s claims,” said Jonathan Fiorello, Chief Operating Officer of Mount Kellett. “These allegations were unfounded and designed to divert the attention of Baja shareholders away from the self-dealing of the Baja board and management.”

Fiorello continued, “Notwithstanding Baja’s attempts to distract its shareholders, Mount Kellett is as committed as ever to our efforts to nominate two highly qualified shareholder nominees to the Baja Board. We look forward to shareholder support at the special shareholders’ meeting on April 3, 2012 and the opportunity for Baja shareholders to have their voices heard.”

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

Contacts

Kingsdale Communications Inc.

Karen Chodzicki, 416-867-2335

or

Sard Verbinnen & Co

Dan Gagnier / Sarah Brown, 212-687-8080